Contact

www.linkedin.com/in/tom-buday-796a668 (LinkedIn)

Top Skills

FMCG
Customer Insight
Marketing Strategy

Languages

English (Native or Bilingual)
French (Professional Working)

Tom Buday

CMO of Emission Free Generators, Inc.
Park City, Utah, United States

Experience

Pockla
Advisor
March 2023 - Present (1 year 3 months)

Emission Free Generators, Inc.
CMO
April 2022 - Present (2 years 2 months)

Nestle
Head of Marketing and Consumer Communication
April 2008 - August 2020 (12 years 5 months)

Nestle Purina
European Marketing Director
September 2003 - March 2008 (4 years 7 months)

Nestlé
VP Marketing - Friskies Petcare Division
1995 - 1999 (4 years)

Education

University of Cincinnati Carl H. Lindner College of Business
MBA, Marketing · (1980 - 1981)

Penn State University
BS, Marketing · (1976 - 1980)